Exhibit 99.1

FISCAL SECOND QUARTER 2023 Financial and Operating Results

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 1 Bioceres Crop Solutions Reports Fiscal Second Quarter 2023 Financial and Operational Results Severe drought in Argentina temporarily interrupted growth trajectory; decline in Argentina partially offset by higher sales in North America HB4 Wheat outperformed top commercial varieties, on average, across all environments with a 43% yield increase in targeted conditions ROSARIO, Argentina – February 8, 2023 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced financial results for the fiscal second quarter ended December 31, 2022. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted. FINANCIAL & BUSINESS HIGHLIGHTS • Historical drought during 2Q23 in Argentina slashed wheat output by 50% countrywide and delayed soybean and corn planting. Planting progress for soybeans lagged by 20-to-30 percentage points as compared with the historical average for the entire optimal planting window. • Total revenues in 2Q23 were $94.4 million, a 7% decrease compared with the pro forma revenues for the second quarter of last year, which include historical revenues from Pro Farm. Sales growth in North America partially offset the decline in Argentina. • Adjusted EBITDA for the quarter was $10.3 million and was primarily affected by a decline in gross profit contribution from sales in Argentina. • Under severe drought conditions HB4 Wheat showed higher yields than conventional varieties across all environments, with an average 43% yield improvement in targeted environments. Seed inventories and product performance are on track to meet FY23 expectations. • HB4 Soy is on track despite unusually difficult planting conditions in Argentina. Half of the current seed multiplication area has been planted with new generation varieties. HB4 Soy program was launched with growers in Brazil. • Trigall Genetics (a Bioceres joint venture) closed the 80% acquisition of wheat breeding assets in Australia.

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 2 MANAGEMENT REVIEW Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “As we anticipated during our prior earnings call, our growth momentum has been transiently interrupted by unusually severe drought conditions in Argentina, which extended throughout the entire planting window for summer crops. Although we are flat when compared with last year’s revenue for the quarter, we are down by 7% year-over-year for this three-month period on a pro forma basis after including Pro Farm’s operations. This circumstantial decline interrupts a run of seven consecutive quarters of top-line growth and profitability expansion, which we expect to resume in the second half of the fiscal year as weather conditions have turned more favorable in our key commercial regions.” “On a less circumstantial and more permanent front, the severe drought conditions in Argentina have allowed us to put HB4 technology to the test, like never before. The performance of HB4 wheat has been outstanding on all fronts. In environments yielding less than 2 tons per hectare, HB4 wheat has outperformed commercial materials by an average yield improvement of 43%, winning in seven out of every 10 locations and, averaging a win rate of eight out of 10 when aggregating the last three seasons. When confounding effects from background genetics are neutralized ‒ as is the case for comparisons among isogenic varieties (i.e. varieties that are nearly genetically identical except for the presence of the HB4 gene) ‒ HB4 win rates increase to above 80%, across all environments, not just those with yields below 2 tons per hectare, ratifying the broad hectare opportunity resulting from the technology.” “From an HB4 wheat inventories perspective, we can cover up to one-third of next season’s HB4 plantings with second generation materials, allowing us to replace first generation varieties almost fully by FY24, when we expect HB4 wheat to deliver $15-to-$20 million in incremental EBITDA. As a reminder, second-generation materials show a double-digit genetic gain when compared with first-generation materials in high-yielding environments, outperforming top commercial varieties even when yields average more than 4 tons per hectare.” Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted “While our fiscal second quarter results were adversely affected by the severe drought in Argentina, we also saw the benefit of strategic actions that drove our positive performance for the first half of 2023 and will benefit our results going forward. Our priorities to diversify our product portfolio, expand our geographic presence and maintain a strong alliance with our grower customers – all with an eye on managing costs -- will allow us to continue the momentum we saw in the first half of the year, and drive further Adjusted EBITDA improvement. Moving forward, we believe the extreme weather conditions we are seeing around the world highlight the increasing need for our products. While weather may temporarily affect our quarterly results from time to time, our long-term growth trajectory remains robust.”

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023

## KEY FINANCIAL METRICS

(In millions of U.S. dollars, unless where otherwise stated)

### Table 1: 2Q23 & 1H23 Key Financial Metrics

| | 2Q22 Pro forma[1] | 2Q23 | % Change | 1H22 Pro forma[1] | 1H23 | % Change |
|---|---|---|---|---|---|---|
| **Revenue by Segment** | | | | | | |
| Crop Protection | 56.3 | 53.3 | (5%) | 97.3 | 116.3 | 20% |
| Seed and Integrated Products | 15.3 | 16.3 | 7% | 24.0 | 30.2 | 26% |
| Crop Nutrition | 29.5 | 24.7 | (16%) | 54.3 | 75.0 | 38% |
| **Total Revenue** | **101.1** | **94.4** | **(7%)** | **175.6** | **221.5** | **26%** |
| Gross Profit | **48.7** | **35.3** | **(28%)** | **82.6** | **86.7** | **5%** |
| *Gross Margin* | *48.1%* | *37.4%* | *(1,076 bps)* | *45.5%* | *40.5%* | *(505 bps)* |

| | 2Q22 Pro forma[1] | 2Q23 | % Change | 1H22 Pro forma[1] | 1H23 | % Change |
|---|---|---|---|---|---|---|
| **Adjusted EBITDA** | **18.3** | **10.3** | **(43%)** | **30.8** | **34.9** | **13%** |

1. 2Q22 and 1H22 pro forma financials include Pro Farm historical numbers.

**Summary:** Drought in Argentina drove the decline in 2Q23 Crop Protection and Crop Nutrition revenues, partially offset by moderate growth in the Seed and Integrated Products segment, which included first-time HB4 Soy sales. Lower sales in Argentina were partially offset by growth in other Latin American geographies. Additionally, Pro Farm biological products delivered higher sales in North America in the quarter, diversifying the product portfolio internationally and in new product markets. Some 2Q23 sales were realized in 1Q23 as commercial teams in Argentina locked-in early sales to distributors and growers in anticipation of challenging weather conditions. As a result, while revenues for 2Q23 decreased 7%, sales for 1H23 increased 26%. Overall gross profit declined 27% in the quarter, a function of product mix and lower pricing for key products in Argentina, where the commercial strategy focused on increasing farmer proximity and preserving market share. Lower sales and gross margins resulted in a lower Adjusted EBITDA of $10.3 million. For the first half of FY23, gross profit was up 5% and Adjusted EBITDA, at $34.9 million, was 13% higher year-over-year on a pro forma basis.

## SECOND QUARTER 2023 FINANCIAL RESULTS

**Change in functional currency.** As of 1Q23, the functional currency for the main Argentine operating subsidiaries was changed to the U.S. dollar. As a result of this change, IAS 29 adjustments are no longer applicable to those subsidiaries, and we no longer present the "comparable" metrics that were previously used to remove the distortionary effects of IAS 29. All commentary refers to reported figures.

**Pro forma financial information.** As of 1Q23, Pro Farm results are included in our reporting. Pro Farm products have been integrated into our previously existing segments. Legacy bioprotection products are included in the Crop Protection segment, and legacy biostimulant products are included

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BIOCERES CROP SOLUTIONS SECOND QUARTER 2023

in the Crop Nutrition segment. To ease comparison, all revenue, gross profit and Adjusted EBITDA numbers are presented against pro forma 2Q22 metrics, which include Pro Farm numbers estimated under IFRS.

## Revenues

### Table 2: 2Q23 Revenues by Segment

| (In millions of U.S. dollars) | 2Q22 Pro forma[1] | 2Q23 | % Change |
|---|---|---|---|
| **Revenue by segment** | | | |
| Crop protection | 56.3 | 53.3 | (5%) |
| Seed and integrated products | 15.3 | 16.3 | 7% |
| Crop nutrition | 29.5 | 24.7 | (16%) |
| Total revenue | **101.1** | **94.4** | **(7%)** |

1. Financials presented for 2Q22 correspond to pro forma comparable financials, including Pro Farm.

**Revenues** were $94.4 million, a 7% decrease compared with pro forma revenues for 2Q22. Increases in Pro Farm revenues and expansion in some regions of Latin America were offset by the effects of the severe drought in Argentina. An estimated $20 million to $25 million of potential sales were lost because of the dry weather during 2Q23. Approximately half of this total represents a permanent loss from products – including seed treatment packs and fertilizers – that would have been used in summer crop planting activities and are not expected to be recovered. A portion of 2Q23 planned sales were realized in 1Q23 in anticipation of the challenging weather scenario. Revenues for 1H23 stood at $221.5 million, a 26% increase compared with pro forma revenues for 1H22.

Seed & Integrated Products segment sales increased by 7%, driven by first-time HB4 Soy revenues of $2.2 million. HB4 sales were partially offset by a decrease in seed treatment pack sales.

Crop Protection revenues declined by 5%, as dry weather led to less pest pressure and decreased demand for fungicides, insecticides, and adjuvants in Argentina. These product lines continued to deliver growth in the other Latin American regions. Increased sales of Pro Farm biological seed treatments in North America were the main contributor to offsetting sales lost in Argentina.

Crop Nutrition saw the largest revenue decline at 16%, driven by lower micro-beaded fertilizer sales in Argentina. Farmers were reluctant to invest in fertilizing summer crops that were planted beyond the optimal planting window, which limits yield potential.

During the month of January, Argentina experienced improved rainfall in some key growing regions. The rain began to restore soil moisture and increased expectations of an end to the drought. Normalization of rainfall would foster the use of crop protection products and incent farmers to increase winter crops acreage. This would help drive improved sales of core Bioceres products in the remainder of the fiscal year.

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## Gross Profit & Margin

### Table 3: 2Q23 Gross Profit by Segment

| (In millions of U.S. dollars) | 2Q22 Pro forma[1] | 2Q23 | % Change |
|---|---|---|---|
| **Gross profit by segment** | | | |
| Crop protection | 22.0 | 18.7 | (15%) |
| Seed and integrated products | 10.6 | 8.3 | (22%) |
| Crop nutrition | 16.1 | 8.3 | (48%) |
| Total Gross profit | **48.7** | **35.3** | **(28%)** |
| *% Gross margin* | *48.1%* | *37.4%* | *(1,076 bps)* |

1. Financials presented for 2Q22 correspond to pro forma comparable financials, including Pro Farm.

**Gross profit** decreased by 28% during the quarter to $35.3 million, driven by a combination of price and unfavorable product mix.

Product mix was affected by a decline in revenues of higher margin products such as seed treatment packs and adjuvants. Both categories are highly seasonal in the second quarter and were affected by the drought in Argentina.

In addition to product mix, the overall portfolio of products commercialized in Argentina experienced margin contraction as the pricing strategy was proactively adjusted to accommodate the drought conditions and maintain market share through customer proximity.

## Operating Expenses

**Selling, General and Administrative expenses:** Total SG&A expenses were $29.0 million in 2Q23, a 4% year-over-year increase compared with pro forma SG&A for 2Q22. The increase in SG&A was mainly driven by higher D&A expenses of $1.1 million and $0.8 million of transaction expenses related to the merger with Pro Farm. Offsetting these increases, cost synergies from the merger delivered a decrease of $1.6 million in SG&A.

**Research and Development:** Total R&D expenses in the second quarter were $3.5 million, compared to $2.7 million in 2Q22. The increase in R&D expenses was driven by higher D&A expenses – mainly related to the amortization of HB4 intangible assets as sales begin to be recognized – partially offset by R&D synergies from the merger with Pro Farm.

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## Adjusted EBITDA & Adjusted EBITDA Margin

### Table 4: 2Q23 Adjusted EBITDA Reconciliation

| (In millions of U.S. dollars) | Pro forma 2Q22 | 2Q23 | Chg. | %Chg. |
|---|---|---|---|---|
| **Comparable gross profit** | **48.7** | **35.3** | **(13.4)** | **(28%)** |
| IAS 29 | (4.9) | - | 4.9 | 100% |
| D&A in COGS | 0.7 | 0.8 | 0.1 | 12% |
| **Reported gross profit (ex D&A in COGS)** | **44.5** | **36.1** | **(8.4)** | **(19%)** |
| Share of profit (loss) of JVs | 1.1 | 0.0 | (1.1) | (96%) |
| Selling, general and administrative expenses (ex D&A, transactional expenses & share-based incentives) | (24.5) | (22.9) | 1.6 | 7% |
| Research and development expenses (ex D&A) | (2.3) | (2.1) | 0.1 | 5% |
| Other income or expenses, net | (0.6) | (0.7) | (0.0) | (8%) |
| **Adjusted EBITDA** | **18.3** | **10.3** | **(7.9)** | **(43%)** |

1. Financials presented for 2Q22 correspond to pro forma financials, including Pro Farm.

Adjusted EBITDA was $10.3 million in 2Q23, compared with $18.3 million in 2Q22 on a pro forma basis. The decrease in Adjusted EBITDA is a function of the negative effect of the drought in Argentina on top-line and margins. The corresponding drop in gross profit was partially offset by an improvement in operating expenses which excluding D&A, transaction expenses and share-based incentives, decreased by $1.6 million YoY on a pro forma basis. This decline was driven by the execution of cost synergies from the merger with Pro Farm.

6

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 7 Financial Income and Loss Table 5: 2Q23 Net Financial Result1 (In millions of U.S. dollars) 2Q22 2Q23 Chg. %Chg. Net interest expenses (2.9) (3.6) (0.8) 28% Financial commissions (0.1) (0.5) (0.3) 288% Total net interest expenses and financial commissions (3.0) (4.1) (1.1) 38% Exchange variations (2.6) (4.5) (1.9) 74% Net gain of inflation effect on monetary items (1.3) 0.2 1.5 (113%) Changes in fair value of financial assets or liabilities and others (0.9) (1.5) (0.6) 69% Total other non-cash financial result (4.8) (5.9) (1.1) 22% Total Net Financial Result (7.8) (10.0) (2.2) 28% Total net interest expenses and commissions from financial debt increased by $1.1 million during the quarter to $4.1 million. The company incurred a higher debt position compared with the year-ago quarter following the debt issuances related to the merger with Pro Farm as well as financing to support working capital needs. Average cost of debt is maintained at a rate of approximately 7% on an annual basis. 1 Net interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the company´s financial hedging strategy, as well as financial commissions, are the main financial metrics that management uses to assess Bioceres’ cost of financing. Exchange rate variations, net gains/losses due to the inflation effect on monetary items, and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the U.S. dollar.

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 8 Balance Sheet Highlights Table 6: Capitalization and Debt (In millions of U.S. dollars) As of December, 31 2021 2022 Total Debt Short-Term Debt 48.2 105.5 Long-Term Debt 139.6 151.7 Cash and Cash Equivalents (36.4) (68.6) Other short-term investments (3.6) (18.9) Total Net Debt 147.9 169.7 Equity attributable to equity holders of the parent 84.2 272.1 Equity attributable to non-controlling interests 27.3 33.7 Capitalization 259.3 476.4 LTM As Reported Adjusted EBITDA 55.6 54.2 Net Debt /LTM Adjusted EBITDA 2.66x 3.13x Total Financial Debt, stood at $257.1 million on December 31, 2022, increasing from $187.9 million in 2Q22. The increase in total financial debt was primarily a function of the execution of the agreements in connection with the merger with Pro Farm. The increase in short-term debt is explained in full by a higher working capital position from incorporating Pro Farm as well as progress in launching HB4. Subsequent to quarter end, on February 7th 2023, the company completed a $26.6 million public offering of Series VIII corporate bonds in the Argentine market. The bonds mature in February 2025 and February 2026 and pay an annual nominal interest rate of 1.5% and 3.9% correspondingly. Proceeds will be used in full to extend the maturity of short-term debt. Cash, Cash Equivalents and Other Short-term Investments as of December 31, 2022, totaled $87.4 million, compared with $40.0 million on 2Q22. The increase in cash included the $50.0 million upfront payment in connection with the Syngenta agreement, leading to a Net Financial Debt of $169.7 million on December 31, 2022. Net Debt-to-LTM Adjusted EBITDA on December 31, 2022 was 3.13x compared with 2.66x in 2Q22. The increase was primarily related to the drop in 2Q23 EBITDA.

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 9 SECOND QUARTER 2023 EARNINGS CONFERENCE CALL Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website. To access the call, please use the following information: Date: Thursday, February 9, 2023 Time: 8:30 a.m. EST, 5:30 a.m. PST Toll Free dial-in number: 1-844-200-6205 Toll/International dial-in number: 1-929-526-1599 Conference ID: 689739 Webcast: Click here Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here. A replay of the call will be available through February 14, 2023, following the conference. Toll Free Replay Number: 1-866-813-9403 International Replay Number: +44 204 525 0658 Replay ID: 195470 About Bioceres Crop Solutions Corp. Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here. Contact Bioceres Crop Solutions Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,”

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 10 “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law. Use of non-IFRS financial information The company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Net interest expenses, Comparable figures which exclude the impact of IAS29 as explained below and pro forma numbers which are inclusive of historical Pro Farm financials. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 11 Adjusted EBITDA and adjusted EBITDA margin The company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses. Management believes that Adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including: • Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments. • Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income. • Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes. • Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements. • Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and • Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure. The company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023

## Table 7: 2Q23 Adjusted EBITDA Reconciliation from Income/(Loss) for the period

| (In millions of U.S. dollars) | 2Q22 | 2Q23 | Chg. | %Chg. |
|---|---|---|---|---|
| **Profit/(loss) for the period** | 5.3 | (8.4) | (13.7) | (272%) |
| Income tax | 4.1 | 0.6 | (3.5) | (85%) |
| Financial results | 8.2 | 10.0 | 1.7 | 32% |
| Depreciation of PP&E and intangibles assets | 1.7 | 5.5 | 3.8 | 223% |
| Stock-based compensation charges | 0.4 | 1.8 | 1.5 | 415% |
| Transaction expenses | - | 0.8 | 0.8 | 0% |
| **Adjusted EBITDA** | **19.7** | **10.3** | **(9.4)** | **(48%)** |

### Comparable revenue and comparable gross margin (comparable figures)

Comparable figures result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the U.S. Dollar in the period. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated "IAS 29". The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Comparable figures are only used for historical information, before FY23.

### Pro forma financials

The pro forma financials combine BIOX financials with historical Pro Farm financials, net of intercompany operations. Pro forma figures are computed assuming the merger occurred as of July 1, 2021 and carried forward through the interim period presented. Pro forma figures are presented for 2Q22 to facilitate year over year comparisons.

## Table 8: 2Q22 Reconciliation of pro forma financials

| (In millions of U.S. dollars) | BIOX | PFG[1] | Pro forma |
|---|---|---|---|
| **Comparable revenue** | **90.3** | **10.8** | **101.1** |
| IAS 29 | 2.4 | - | 2.4 |
| **Reported revenue** | **92.7** | **10.8** | **103.5** |
| **Comparable gross profit** | **42.2** | **6.5** | **48.7** |
| *% Gross margin* | *47%* | *60%* | *48%* |
| IAS 29 | (4.9) | - | (4.9) |
| **Reported gross profit** | **37.3** | **6.5** | **43.8** |
| Share of profit of JVs | 1.1 | - | 1.1 |
| Selling, general and administrative expenses | (18.8) | (9.1) | (27.9) |
| Research and development expenses | (1.4) | (1.9) | (3.3) |
| Other income or expenses, net | (0.6) | (0.1) | (0.6) |
| **Operating profit/(loss)** | **17.7** | **(4.6)** | **13.1** |
| Financial results | (17.4) | (0.5) | (17.8) |
| **Profit/(loss) before income tax** | **0.3** | **(5.0)** | **(4.7)** |
| Income tax | (0.6) | 0.3 | (0.3) |
| **Profit/(loss) for the period** | **(0.3)** | **(4.7)** | **(5.0)** |

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| Reconciliation of pro forma adjusted EBITDA | BIOX | PFG [1] | Pro forma |
|---|---|---|---|
| **Profit/(loss) for the period** | (0.3) | (4.7) | (5.0) |
| Income tax | 0.6 | (0.3) | 0.3 |
| Financial results | 17.4 | 0.5 | 17.8 |
| Depreciation of PP&E and intangibles assets | 1.7 | 2.3 | 4.0 |
| Stock-based compensation charges | 0.4 | 0.8 | 1.1 |
| Adjusted EBITDA | 19.7 | (1.5) | 18.3 |

1- Pro Farm financials estimated under IFRS

## Net debt and net debt to adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings less cash and cash equivalents and other short-term investments. This measure is used by management and investment analysts to show the financial strength of the company. Management is consistently tracking the company's leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

## Net interest expenses

Net interest expenses are defined as the sum of interest, other financial results, and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres' cost of financing.

## Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires adjusting all non-monetary items in the statement of financial position by applying a general price index from the month they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 "The Effects of Changes in Foreign Exchange Rates", addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate of the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

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BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 14 Unaudited Consolidated Statement of Comprehensive Income (Figures in U.S. dollars) Three-month period ended 12/31/2022 Three-month period ended 12/31/2021 Total revenue 94,410,185 92,662,853 Cost of sales (59,138,119) (55,332,989) Gross profit 35,272,066 37,329,864 % Gross profit 37% 40% Operating expenses (32,424,008) (20,198,593) Share of profit of JV 40,048 1,141,323 Other income or expenses, net (669,137) (571,365) Operating profit 2,218,969 17,701,229 Financial result (9,963,524) (8,221,621) Profit/(loss) before income tax (7,744,555) 9,479,608 Income tax (615,529) (4,141,102) Profit/(loss) for the period (8,360,084) 5,338,506 Other comprehensive profit/(loss) 585,883 7,893,351 Total comprehensive profit/(loss) (7,774,201) 13,231,857 Profit/(loss) for the period attributable to: Equity holders of the parent (8,662,197) 3,427,093 Non-controlling interests (550,212) 3,427,093 (9,212,409) 6,854,186 Total comprehensive profit/(loss) attributable to: Equity holders of the parent (8,285,010) 3,427,093 Non-controlling interests (341,516) 3,157,855 (8,626,526) 6,584,948 Weighted average number of shares Basic 62,710,957 41,104,331 Diluted 62,710,957 42,403,196

BIOCERES CROP SOLUTIONS SECOND QUARTER 2023 15 Unaudited Consolidated Statement of Financial Position (Figures in U.S. dollars) ASSETS 12/31/2022 06/30/2022 CURRENT ASSETS Cash and cash equivalents 68,550,022 33,475,266 Other financial assets 18,882,388 5,401,133 Trade receivables 178,230,222 111,752,310 Other receivables 25,653,800 19,327,584 Income and minimum presumed income taxes recoverable 1,674,314 1,647,398 Inventories 157,647,583 126,044,122 Biological assets 581,100 57,313 Total current assets 451,219,429 297,705,126 NON-CURRENT ASSETS Other financial assets 1,104,718 619,841 Trade receivables - 200,412 Other receivables 3,173,261 2,254,199 Income and minimum presumed income taxes recoverable 18,465 44,412 Deferred tax assets 4,619,306 4,011,374 Investments in joint ventures and associates 38,810,692 38,554,092 Property, plant and equipment 63,794,675 49,908,325 Intangible assets 174,412,251 76,704,869 Goodwill 122,532,487 36,073,685 Right-of-use leased asset 13,164,994 12,144,026 Total non-current assets 421,630,849 220,515,235 Total assets 872,850,278 518,220,361 LIABILITIES 12/31/2022 06/30/2022 CURRENT LIABILITIES Trade and other payables 160,017,912 125,849,620 Borrowings 105,462,623 71,301,468 Employee benefits and social security 9,867,633 7,619,121 Deferred revenue and advances from customers 61,233,268 5,895,313 Income tax payable 1,012,347 7,538,764 Consideration for acquisition 1,943,216 3,048,562 Lease liabilities 3,007,806 1,412,904 Total current liabilities 342,544,805 222,665,752 NON-CURRENT LIABILITIES Trade and other payables 810,921 - Borrowings 79,109,119 74,177,169 Investments in joint ventures and associates 122,059 717,948 Deferred tax liabilities 46,130,828 29,005,943 Provisions 5,543,219 603,022 Consideration for acquisitions 8,467,428 9,854,228 Convertible notes 72,558,213 12,559,071 Lease liability 10,880,795 10,338,380 Total non-current liabilities 223,622,582 137,255,761 Total liabilities 566,167,387 359,921,513 EQUITY Equity attributable to owners of the parent 272,692,323 127,358,573 Non-controlling interests 33,990,568 30,940,275 Total equity 306,682,891 158,298,848 Total equity and liabilities 872,850,278 518,220,361